300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 24, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram Chambre Malone John Hartz Kevin Stertzel

	Re:	Chemtura Corporation Amendment No. 2 to Registration Statement on Form S-4 (SEC File No. 333-172710), filed April 29, 2011

Ladies and Gentlemen:

Chemtura Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-4 (“Amendment No. 3”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 24, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 3.

Hong Kong       London       Los Angeles       Munich      New York      Palo Alto      San Francisco      Shanghai      Washington, D.C.

Securities and Exchange Commission

May 24, 2011

Incorporation by Reference, page i

1.	We note that you have not specifically incorporated the Forms 8-K/A filed on May 16, 2011. Please specifically incorporate these documents by reference to them in your list. See Question 123.05 of Securities Act Forms Compliance and Disclosure Interpretations at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: In response to the Staff’s comment, the Company has revised page i of the Registration Statement to specifically incorporate the Forms 8-K/A filed on May 16, 2011.

Conditions to the Exchange Offer, page 93

2.	We note your response to comment four in our letter dated May 11, 2011. We note that the second sentence of the second full paragraph on page 94 indicates that you will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes “as promptly as practicable.” In this regard, we reissue prior comment four in part. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised page 94 of the Registration Statement to indicate that it will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes “promptly.”

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Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,
/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.